≡GOLDCORP

TSX: **G**   NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

(All Amounts in $US)

GOLDCORP PROVIDES EXPLORATION UPDATE

Vancouver, British Columbia, February 15, 2017 – GOLDCORP INC. **(TSX: G, NYSE: GG)** is pleased to provide an update on its 2016/2017 exploration program. Representative drill results are given below; website links to further information including full drill results, drill co-ordinates, QA/QC information and relevant diagrams are provided at the end of each section.

Highlights

- **Drilling at Cerro Negro returns positive results on the Silica Cap target.** Following the initial drilling at Silica Cap positive results were returned from three holes, supporting further drilling on this priority target. Results include 19.28g/t Au over 2.95m from 152m (SCDD-16001), 10.6g/t Au over 4.05m from 274m (SCDD-16003).

- **Positive results from testing of the Supremiato structure at the Coffee project.** Recent exploration drilling continued to return good intercepts including 4.79g/t Au over 9.14m from 114m (CFR1227), 3.74g/t Au over 12.2m from 93.0m (CFR1229), and 4.52g/t Au over 15.24m from 30.5m (CFR1230). Mineralization is delineated over 500m of strike on T3 North and the Macchiato trend remains open along strike.

- **Further confidence in the geological model at the Cochenour project.** Results for several new holes from the infill drilling program, targeting mainly the Upper Main Zone ("UMZ") have compared well to the existing block models, with results generally as expected or better providing, further confidence in the deposit model.

- **Unveiled growth strategy to increase reserves over the next five years by 20% to 50 million ounces.** Increased targeted drilling on the Company's large, underexplored land packages, and the resource conversion at Peñasquito, Pueblo Viejo and Dome Century position the Company to achieve its strategy to increase reserves by 20% over the next five years[1].

"Exploration advanced aggressively across the Company's project portfolio during the fourth quarter of 2016, in line with the brownfields strategic focus of reserve replacement, as well as providing a pipeline of future opportunities for evaluation," said Paul Harbidge, Senior Vice-President, Exploration. "During the quarter, we also continued to advance generative studies across a number of the districts for re-interpretation of the geological information, with the aim of extending the reserves and resources of our current operations. In 2017, with an exploration budget currently targeted at $100 million, we are focused on expanding and upgrading the quality of our reserves and resources through the continuation of our drill programs and the review of the results as we complete our generative study work."

CANADA

Red Lake

Exploration activity in Red Lake concentrated in three main project areas centered near current mining and future development projects: Campbell-Red Lake, HG Young and Cochenour.

Exploration drilling at Campbell-Red Lake was focused in five areas of the mine: R Zone / Lower 56, Upper Red Lake, Party Wall, Campbell (HW Dickenson and Upper 56), and Lower Red Lake.

The R zone is located close to the historic Campbell – Red Lake boundary where gold mineralization is hosted in sheared basalts in proximity to folded basaltic komatiite and rhyolite. Drilling was completed on the R zone from four different platforms, and at the same time drilling was also undertaken on the 56 zone due to its close proximity to the R zone. The results from both R and lower 56 zone support the concept that the northwest extension of the target area is still open for exploration. At higher elevations, strong results from the 56 zone / L zone were also reported from 23L of the Campbell Complex.

In Upper Red Lake, drilling from 13 Level returned several good results for the F zone. The results are supporting the re-evaluation of footwall structures in upper levels of historic mining areas which potentially add significant value to near-term mine plans. Collaboration with production geology and mining departments have created better cost efficiencies in developing platforms to test multiple targets within an economic framework.


Red Lake – Exploration Targets
Reid Shaft
Campbell
#3 Shaft
Near surface URL
HG Young
14 Level
RL F-Zone
Upper RL
URL
16 Level
Party Wall
21 Level
27 Level
Party Wall
36 Level
Campbell
34 Level
PLM /FW
41 Level
R-Zone and 56 Zone
Lower RL
Long Section Looking Northeast
Infinite clipping showing the entire mine
HGZ East and HW7
NXT

[Red Lake - Exploration Targets](#)

Representative results from Campbell-Red Lake Mine exploration are shown in the table below. Full drill results and drill co-ordinates are available at the following:
[Red Lake - Drill Results](#)
[Red Lake - Drill Co-Ordinates](#)

MINEX RLGM - Upper Red Lake Results						
Hole ID	Zone	From (m)	To (m)	Intercept (m)	True Width (m)	Au g/t
D13881	F-Zone RL	117.2	117.50	0.30	0.24	25.37
D13881	F-Zone RL	156.5	157.00	0.50	0.34	8.91
D13881	F-Zone RL	164	164.70	0.70	0.45	65.14
D13881	F-Zone RL	166.9	167.20	0.30	0.17	5.42
D13882	F-Zone RL	110.1	111.80	1.70	1.10	21.36
D13882	F-Zone RL	116.1	116.50	0.40	0.27	48.34
D13882	F-Zone RL	128.4	129.40	1.00	0.75	5.81
D13882	F-Zone RL	187.3	189.00	1.70	1.28	66.93
MINEX RLGM - Campbell Results						
Hole ID	Zone	From (m)	To (m)	Intercept (m)	True Width (m)	Au g/t
D211929	56/561-Zone	47.10	52.20	5.10	3.58	1.66
D211930	56/561-Zone	61.90	67.50	5.60	3.92	34.46
D211930	56/561-Zone	70.10	71.60	1.50	1.08	14.56
D231046	56/561-Zone	38.40	44.00	5.60	4.83	12.82
D231047	56/561-Zone	45.30	46.10	0.80	0.59	110.22
41L876	R-Zone	153.60	154.80	1.20	0.89	34.34
41L876	R-Zone	220.68	221.89	1.22	0.86	0.08
41L877	R-Zone	152.60	153.30	0.70	0.45	9.29
41L877	R-Zone	164.90	165.70	0.80	0.54	4.49
41L877	56/561-Zone	243.90	244.10	0.20	0.16	658.58

HG Young – Both surface and underground drills were active at HG Young during the quarter. Surface drilling was principally focused on infilling the Main HG Young target between 7 and 10 levels in order to increase confidence in the resource. True width intercepts from this area are typically >1m, with some holes returning multiple intercepts. Underground drilling below 14L returned positive results clustered within a 100m by 100m longitudinal panel which warrant further investigation. The interpreted plunge projection of the Main HG Young zone to depth has been confirmed in drillhole DS1309AW, by a deep wedge cut from a previously drilled surface hole. This intercept lies 160m down plunge of any previous intercept on the zone and supports significant potential at depth. A core relog to facilitate the building of an updated geological model commenced by quarter end and is expected to be completed by the end of the first quarter of 2017.



[HG Young - Long Section](#)

Representative results from HG Young are shown in the table below.   Full drill results and drill co-ordinates are available at the following:
[HG Young - Drill Results](#)
[Red Lake - Drill Co-Ordinates](#)

Hole ID	Zone	From (m)	To (m)	Intercept (m)	True Width (m)	Au g/t
D142040	17L	222.80	224.50	1.70	1.25	62.70
D142041	17L	249.10	250.90	1.80	1.42	14.00
DS1309AW	21L	1220.40	1224.60	4.20	3.42	32.10
DS1309AW	11L	574.90	578.40	3.50	2.71	4.00
DS1525	09L	439.50	442.40	2.90	2.74	8.20
DS1526	10L	454.20	457.10	2.90	2.40	8.00
DS1526	10L	461.00	461.90	0.90	0.75	248.80

Cochenour – In order to obtain a better geological understanding on the controls of mineralization and increase confidence in the geological model a relogging program of drill core was initiated.

Results for several new holes from the infill drilling program have been reported for drilling from 3990 and 4060 elevations targeting mainly the UMZ. Results against the existing block models were generally as expected or better providing further confidence in the deposit model as the concept study progresses.

In the first quarter of 2017 an updated geological model will be completed for the UMZ which will be used to facilitate the development of plans for a starter mine for the project as well as assisting in identifying targets for future drilling.

Musselwhite

During the fourth quarter of 2016 exploration at Musselwhite was focused on resource conversion in the PQ Deeps C Block as well as continuing to infill and expand the West Limb. Sixteen holes drilled on C Block drilling confirmed the continuation of strong mineralization with grades above the current run of mine (ROM) which are associated with a synformal fold closure. Four holes in the core of the zone, drillholes 16-PQE-046, 16-PQE-047, 16-PQE-057 and 16-PQE-067, returned grades 7g/t or higher over true widths 10m or more, with marginal areas of the zone being both thinner and lower grade. Results from the northernmost sections indicate the emergence of an additional zone of mineralization, higher up-section, which if continuous as projected will potentially increase the vertical extent of the zone up the fold limb. Drilling is being completed on the final section of C Block which will allow for continued development along 1080 mL exploration / ventilation drift. Upon completion of C Block drilling the drills will be re-deployed to Lynx North and Redwing target areas for the first quarter of 2017.



Musselwhite – 3D Model of Mineralized Lodes
Looking Mine Grid South East (Approx due E)
Esker North
Esker – Isle 1, 2, 3 and Jets
T Antiform
Redwing
Upper Lynx
Lynx
Open down plunge
S Zones and Moose/Eagle
West Limb – Spur, Spur East, Spur West
Saddle South, Saddle North, Revolver, Bandit
Load Pocket
PQ Deeps
A, B, C, D Blocks
~500M

[Musselwhite - 3D Model of Mineralized Lodes]

West Limb drilling was mainly executed from underground with a surface program starting late in the fourth quarter of 2016 coinciding with favorable winter freeze conditions. Underground drilling intersected projections of multiple West Limb zones on section 13250 further extending Revolver and Saddle North with higher grade intercepts. The goal of the surface drilling program is to test all known West Limb structures for continued up-plunge continuity for both underground and open-pit mining scenarios. The first hole underway is a 200m step-out from previous drilling.

Representative results from Musselwhite C-block, Revolver and Saddle North are shown below in the table. Full drill results and drill co-ordinates are available at the following:
Musselwhite - Drill Results
Musselwhite - Drill Co-Ordinates

Hole No.	Zone	From (m)	To (m)	Drilled Width (m)	True Width (m)	Au g/t
16-PQE-045	CBLOCK	180.20	183.50	3.30	3.00	12.96
16-PQE-046	CBLOCK	171.00	185.60	14.60	13.60	10.50
16-PQE-047	CBLOCK	168.00	178.00	10.00	9.70	13.54
16-PQE-048	CBLOCK	169.20	172.90	3.70	3.40	3.15
16-PQE-057	CBLOCK	167.00	183.90	16.90	16.90	7.34
16-PQE-059	CBLOCK	166.20	171.00	4.80	4.40	5.03
16-PQE-063	CBLOCK	158.60	161.00	2.40	2.30	2.26
16-PQE-067	CBLOCK	165.90	182.70	16.80	16.30	11.53
16-WEL-086	REV	169.50	171.00	1.50	1.30	6.82
16-WEL-087	REV	162.20	170.00	7.80	7.60	10.03
16-WEL-116	REV	166.40	170.00	3.60	3.10	6.69
16-WEL-117	REV	152.10	153.20	1.10	1.00	12.06
16-WEL-084	SAD-N	159.60	162.00	2.40	1.80	2.45
16-WEL-090	SAD-N	144.50	146.10	1.60	1.60	4.98
16-WEL-115	SAD-N	142.10	147.00	4.90	4.70	7.91
16-WEL-116	SAD-N	159.30	161.10	1.80	1.70	4.01

On the regional front, a new group of claims were staked north of Musselwhite where historic exploration had outlined a volcanogenic massive sulphide occurrence (VMS) with potential gold and silver mineralization. Anomalous gold and arsenic values have been noted throughout the property. In addition to the exploration potential, the property will help facilitate discussions with surrounding First Nations communities as Musselwhite begins to initiate camp exploration. Initial property reconnaissance work is planned for 2017.

Musselwhite – Geology of North Caribou Greenstone Belt


Legend
Mafic/Ultramafic Volcanics
Felsic/Intermediate Volcanics
Metasediments
Granitic/Tonalitic Intrusive/Gneiss & Migmatites
Alkalic Intrusives & Carbonatites
Iron Formation
Fault
Musselwhite Mine
Newly Acquired Claims
Goldcorp Claims
Newly acquired claims
North Caribou Greenstone Belt
Musselwhite mine
20km
N

[Musselwhite - Geology of North Caribou Greenstone Belt]

Porcupine

The Porcupine exploration team are evaluating several project areas including Hoyle Pond, Owl Creek and Coniaurum within the Timmins camp, as well as the Borden project in Chapleau.

Porcupine – Regional Targets


Coniaurum
Owl Creek
Hoyle-Bell
Pamour
Hollinger-Mac-Coni
Dome-Paymaster
NHL
Lake Shore Gold Timmins West
Aunor-Delnite
Century Project
Mining Rights ~250 km sq
Goldcorp Mining Rights
Goldcorp Interests
Current Exploration Focus
Centroids of Mineralization

[Porcupine - Regional Targets]

Drilling at Hoyle Pond focused on resource conversion and potential resource addition from known structures. Drilling continued throughout the fourth quarter of 2016 on the S1 vein from 1680mL. The results and vein geometries were as expected, coincident with shears at the contact between metasediments and ultramafic volcanic rocks. Typical intercepts were 2-3m true width, at grades over 10g/t; one unusually wide intercept in drillhole 22675 was an exception and likely due to a folding or bending of the vein as it follows the metasediment/volcanic contact. Drilling on the S veins will continue in 2017 as part of the resource conversion process. The XMS vein continued to be drilled during the quarter from 1330mL where the up-plunge projection is being tested across a post-ore diabase dyke. Mixed results are reported for the quarter with narrow vein intervals returning low grades, so a re-evaluation of this target area will be completed once all results have been returned to determine prospectivity and whether further work is required. Drilling also continued to test along the known steep plunge of the UM3 vein from 1200mL. A few positive results were returned, however the northwest extent of the zone appears to be limited by an unfavourable mafic volcanic rock package resulting in a reduced strike length of 35 metres.

At Owl Creek, a surface drilling program to test the depth extension of mineralization began in late August and continued through to the end of December with 7 holes completed during the fourth quarter of 2016. The goal of the program was to test the potential extension of the current inferred resource to depth, with holes targeting 200 – 300 metres below the previous program completed in 2008. Owl Creek is hosted in a geological setting similar to the adjacent Hoyle Mine which is currently mined and explored over much deeper elevations. Results were reported for several intercepts at 4g/t or more over 4m true width, with other intervals lower grade or narrower in width. Mapping in the historic pit shows the vein array consists of narrow steeply dipping shear veins together with flat extension veins. Compilation and interpretation of drill results is underway and will be integrated with information from historic development and pit benches. On the basis of this interpretive work, additional follow-up holes will be proposed in early 2017 and if approved will be drilled with oriented core to constrain the structural model better.

Four surface holes were completed on the Coniaurum target during the fourth quarter of 2016. Drilling was oriented to test the folded stratigraphy north of the main Hollinger – Coniaurum trend. The folding (synform – antiform pair) was interpreted in the 1950s but never drilled due to the adjacent tailings dam. New drilling was mainly oriented to test the fold contacts rather than the dominant trend of the old Hollinger – Coniaurum mines. Drilling has intersected intervals of high strain with local shearing as well as quartz+/-carbonate-tourmaline veins that are locally pyritic. Ankerite wall-rock alteration has been noted over wide intervals suggesting close proximity to mineralization. Only a few assays have been received which returned no significant results. Any follow-up drilling will depend on interpretation of all data layers including the receipt of all assay results.

Representative results from Porcupine S-veins, UM3 and XMS zones, and Owl Creek are shown in the table below. Full drill results and drill co-ordinates are available at the following:
Porcupine - Drill Results
Porcupine - Drill Co-Ordinates

DDH	Mine Level	Target	From (m)	To (m)	Intercept (m)	Estimated True Thickness (m)	Au (g/t)
22672	1680	S Veins	193.60	194.80	1.20	1.00	6.66
22679	1680	S Veins	170.00	172.80	2.80	2.20	15.10
22675	1680	S1	219.00	231.40	12.40	6.60	14.10
22676	1680	S1	192.60	196.40	3.80	3.10	13.40
22612	1200	UM3	208.90	211.20	2.30	2.10	13.80
22614	1200	UM3	163.90	165.40	1.50	1.50	24.10
22626	1200	UM3	244.40	246.00	1.60	1.60	40.80
22627	1200	UM3	260.80	262.80	2.00	1.70	6.58
22656	1330	XMS	344.80	345.10	0.30	0.18	30.50
22671	1610	XMS	372.30	373.80	1.50	1.40	6.90

DDH	Collar Elev	Target	From (m)	To (m)	Intercept (m)	Estimated True Thickness (m)	Au (g/t)
OC10951	Surface	Owl Creek	690.70	700.80	10.10	6.60	4.41
OC10951	Surface	Owl Creek	797.20	802.80	5.60	2.80	4.20
OC10951	Surface	Owl Creek	835.80	839.50	3.70	1.90	3.12
OC10951	Surface	Owl Creek	894.50	902.60	8.10	4.10	6.34
OC10951W2	Surface	Owl Creek	722.40	722.90	0.50	0.20	19.10
OC10951W2	Surface	Owl Creek	727.60	728.60	1.00	0.50	21.80
OC10951W2	Surface	Owl Creek	739.50	740.40	0.90	0.50	5.14

Porcupine – Mine Targets



Looking ~ SE
Owl Creek
Hoyle Pond
Historic Pit
~240 Koz >4.0 g/t
300.0g/t / 0.4m
6.9g/t / 7.1m
Untested
Untested
350 Zone
Possible XC
Collar to Owl Creek
9.6g/t / 9.9m
11.0g/t / 2.1m
11.2g/t / 8.1m
Open
Open
97000 E
98000 E
99000 E
100000 E
101000 E
102000 E
103000 E

Porcupine Mine Targets

Borden – In the fourth quarter of 2016 drilling resumed at Borden, testing extensions to known mineralization, after a drilling hiatus since May as part of an agreement with local cottagers to minimize noise during the summer cottage period. Drilling from May to October was limited to the Borden North target located away from the lake.

The goal of the Borden West program was to test the westward continuation of the zone past the west shore of the lake. Drilling confirmed the continuation of the deposit stratigraphy past the west shore with the presence of the host garnet-biotite felsic gneiss unit intersected in most holes. Results from 3 of the 5 holes completed by year-end, partially covering a north-northeast drill fence, returned anomalous gold values (<1g/t) over narrow intervals (<3m). Drilling will resume in the first quarter of 2017 to test the Borden West target further west along strike.

Drilling on the Borden deposit high grade zone trend was completed from the northeastern shoreline of Borden Lake, to test the depth extension of higher grade mineralization across post-ore faults, which seem to disrupt the consistent plunge of the orebody. The first hole returned two intervals over 4m true width, including 1m @ 12.1 g/t Au. The second hole intersected two mineralized intervals >3m, gold assay results are pending. An attempt was made to wedge this hole, however intersecting a diabase dyke resulted in a narrower than expected intercept. The second wedge attempt, representing a further step-out was underway and will be completed in the first quarter of 2017.

No significant results were received from the Borden North program completed in 2016. Results from this drilling will be assessed to determine what follow-up is warranted in 2017.

Representative results from Borden are shown below in the table. Full drill results and drill co-ordinates are available at the following:
Borden - Drill Results
Borden - Drill Co-Ordinates

Hole ID	Drill Area	From (m)	To (m)	Intercept (m)	Estimated True Thickness (m)	Au g/t
BN16-0047	Borden North	9.70	10.70	1.00	0.57	4.41
BN16-0050	Borden North	77.00	78.00	1.00	0.71	0.52
BL16-1000	HGZ Trend	818.50	823.00	4.50	4.50	4.80
BL16-1000	HGZ Trend	826.00	830.00	4.00	4.00	2.33
BL16-1002	West Extension	5.00	7.80	2.80	2.40	0.32
BL16-01005	West Extension	194.50	195.50	1.00	0.90	0.41
BL16-01005	West Extension	197.70	198.80	1.10	0.95	0.42

The ice drilling program originally planned to begin during the winter has been cancelled due to poor ice development and to allow for reinterpretation and modeling to improve definition of mineralization controls and deposit geometry. The team is in the process of proposing the drilling of select oriented core holes through the deposit to provide structural constraints to underpin the geologic model. Relogging will improve consistency in interpretation of lithology, alteration and key structural features.

Goldcorp controls 1,000km^2 over the Borden Lake Belt, a belt with no historical gold mining and not previously the focus for gold exploration companies. Due to the belt not being previously viewed as prospective there was little data covering the area. There are poor geological maps, no property-scale geochemistry, and little geophysical coverage apart from airborne magnetic/electromagnetic surveys flown by Probe Minerals. A regional till survey was completed in the second quarter of 2016 over the main group of patent claims in order to identify gold dispersion trains leading to exploration target areas. A total of 461 samples have been collected and are currently being processed; a complete set of results is expected prior to the start of the second quarter of 2017. This data will be integrated with geology and geophysical data to identify a portfolio of early stage exploration targets for future testing.

Borden – 3D Block Model


S
N
Looking West
BL15-812 Section 1500SE
10.23 gpt Au/11.71m
BL15-799 Section 1175SE
8.75 gpt Au/26.1m
BL15-900 Section 1950SE
5.15 gpt Au/16.05m
Plan View
Main View looking West
BL15-799
BL15-812
BL15-900
Borden Lake
Borden Lake
100m
200m
*Au gpt - Uncut assay results
Length (m) - Intercept length (not T.W.)
Legend
0.5-1.0 gpt Au
1.0-2.0 gpt Au
2.0-3.0 gpt Au
3.0-4.0 gpt Au
4.0-5.0 gpt Au
5.0-6.0 gpt Au
6.0-325.0 gpt Au

Borden - 3D Block Model

Éléonore

Mine Exploration - The 494 Area was the priority underground exploration target for Éléonore during the fourth quarter. One drill was active in the lower 494 area, approximately 950m below surface, south of a historic drill hole ELE-07-00494W01 which returned 20.27g/t over 8.1m true width. Drilling successfully intersected both the 5050 and 6000 zone corridors and supports the new interpretation of a folded and sheared corridor of discontinuous lenses of mineralization. The 5050 corridor has been confirmed to continue through the 494 area; the 6000 zone has also been confirmed at the south extension of the 494 area, however beyond that, the 6000 zone is observed in holes but the grade is uneconomic.

In addition, one of the deeper holes (EST-16-01356) intersected another zone to the north behind the 494 area which warrants further testing to determine if there is any economic potential. During the first quarter of 2017 previously drilled holes will be extended in order to provide more intercepts on this new target. The 494 area was also targeted at higher elevations approximately

500m below the surface with another drill returning good values for the 6000 zone, however at this elevation the 5050 zone did not produce any economic intercepts.

No exploration drilling was completed on the South Ore Shoot or Deep Main Shoot extensions. Infill drilling is providing greater confidence in the upper part of the South Shoot; exploration will resume on the South Shoot once new exploration development is completed at 980 level later in 2017.

Éléonore – Long Section



Upper 494
zone
Lower 494
zone
Legend
Hole status
Au* TT contour
Classification
Mineralization
Open
100
Meters

Éléonore - Long Section

Representative results from Éléonore are shown in the table below. Full drill results and drill co-ordinates are available at the following:
Éléonore - Drill Results
Éléonore - Drill Co-Ordinates

Hole ID	Zone	From (m)	To (m)	Intercept (m)	True Width (m)	A(g/t)
EST-16-01330	6000	213.80	216.80	3.00	2.72	14.84
EST-16-01330	5050	278.80	282.50	3.70	3.20	5.67
EST-16-01339	6000	209.50	215.50	6.00	5.44	4.51
EST-16-01343	5050	311.15	316.40	5.25	2.63	50.59
EST-16-01353A	6000	211.80	218.70	6.90	6.00	4.58
EST-16-01353A	5050	297.85	303.50	5.65	5.30	19.04
EST-16-01356	Uncorrelated	779.40	783.50	4.10	2.60	4.19
EST-16-01356	Uncorrelated	1000.00	1004.50	4.50	2.80	3.03

EST-16-01357	6000	218.00	221.00	3.00	2.60	9.86
EST-16-01357	5010	368.10	371.00	2.90	2.51	3.79

Éléonore Property Exploration – During the quarter, compilation and modeling work continued on establishing the structural control of Au-Cu vein-hosted mineralization in the Old Camp including a review of drilling previously completed by Virginia Gold Mines. Plans are underway to initiate 2,500m of drilling on this target during the first quarter of 2017 pending approval of required permits. At the Synee Target area (source of glacially dispersed mineralized boulders) results of a ground based magnetic geophysical survey conducted over the interpreted bedrock source area were received and used for the initial target planning. The geophysical interpretation indicates the presence of a folded highly magnetic unit cut by faulting and possibly overprinted by magnetite-destructive alteration. Plans are underway to initiate 2,500m of drilling on this target during the first quarter of 2017 pending approval of required permits.

Éléonore – Synee Target


Eleonore Mine
7km
21.135g/t
Paragneiss Boulders source ?
Synee 2 Discovery boulder
Iron Formation Boulders interpreted source
22.723g/t
18.9g/t
13.4g/t
12.3g/t
13.901g/t
Synee Discovery boulder
0.5
Kilometers
Legend
Boulders : Au in ppm
Interpretation: Geophysicist
Outcrop

[Éléonore - Synee Target]

Coffee

At the Coffee project, prior to the winter freeze-up and closure of field activities in early November, drilling programs comprised follow-up evaluation of existing gold mineralized zones peripheral to existing resources and reserves, in particular adjacent to Supremo, and testing the potential gaps in the existing resource model. A total of 46 reverse circulation (RC) holes for 6,629m were completed and all outstanding assay results were received for drilling programs completed in the third quarter of 2016. Note that for widely-spaced holes on exploration targets, no true width estimate is given, however true width is usually approximately two-thirds of drilled width for structures at Coffee.

Supremiato

The Supremiato target is located at the intersection of the Supremo T3 North and Macchiato gold trends 1.2km north of the planned T3 pit edge. Mineralization is hosted within a steeply dipping braided fracture-breccia zone typical of Supremo T3 mineralization. A final RC drilling campaign was completed in October 2016, which returned additional encouraging intercepts. Mineralization is delineated over approximately 500m of strike on T3, and the Macchiato trend remains open along strike. The gold grade on both structures increases towards the interpreted intersection zone, which will be tested by additional focused drilling in 2017.

Supremo T8-9

The T8-T9 zone of Supremo is located adjacent (~250m) to the existing Supremo T7 open pit reserves. To date up to four sub-parallel trends have been delineated over 600m strike, and remain open to the north and south supported by a broad moderate tenor gold-in-soil anomaly. Results from RC drilling completed in November were typically >1g/t over drilled widths of >5m.

Supremo Gaps & Condemnation

A small RC program was completed in October to infill gaps between the delineated Supremo T4-5 and T5-7 resources. Drilling returned negative results as anticipated, which served to underline the integrity of the existing geologic model. In addition, condemnation drilling beneath the proposed southern waste dump was completed along the Latte-Double Double trend, also returning negative results. No further exploration drilling will be completed in these areas.

Arabica

The Arabica zone is located 1.5km east of the T7 planned open pit. A final campaign of RC drilling during October comprised four RC holes in the NE of the target area to test a previously untested high tenor soil anomaly. Results were negative, however the main north-south oriented mineralized zone delineated by previous phases of drilling remains open along strike. Final assay results from the September 2016 core drilling were received during the fourth quarter, and identify multiple mineralized intercepts.

Coffee West

Previous exploration from 2010 to 2015 focused almost exclusively on the eastern portion of Coffee, centered on the Supremo-Latte area. The western portion of the Coffee mineralized system comprises a gold-in-soil anomaly equivalent in size and tenor to the Supremo-Latte soil anomaly, and includes the Espresso and Americano target areas. The granite hosted Western Coffee anomaly covers 5.5km by 2.5km, and is interpreted to overlie four strike extensive east-northeast trending mineralized corridors with strike extents ranging from 2.5km to 4km. Previously, limited systematic drill testing in the eastern parts of two of the mineralized trends, in 2011 and 2014, has delineated the Kona and Kona North deposits respectively.

Espresso

The Espresso geochemical anomaly comprises an area of 2km (WSW-ENE) by 800m (NNW-SSE), with two main trends - the North and South Espresso trends – each with strike lengths of

1500m. Prior to 2016 just three DDH holes were drilled within this broad target zone (all in 2010), targeting the peak soil anomalies and intersecting encouraging mineralization on both trends.

RC drilling programs were completed at Espresso in early October, comprising follow-up of previous positive scout drill programs. Results received from this program do not warrant follow-up in 2017, and this target will be assessed during the winter break to determine remaining prospectivity. However, prior drilling results achieved at Espresso in the third quarter of 2016, including 1.1g/t Au over 21.3m, will receive follow-up drilling in 2017.

Americano

The Americano geochemical anomaly is 5km (WSW-ENE) by 800m (NNW-SSE) comprising two main trends - the North and South Americano trends - which strike ENE over strike lengths of 3.4km and 2.2km. A third NNE-SSW trend which links the North and South Americano trends. the 'Americano Link' trend, has a strike length of approximately 600 m. Final assays from the September scout RC drilling program were received during the quarter, identifying two newly discovered zones of bedrock mineralization. Mineralization comprises a relatively shallow zone of oxide mineralization from surface to approximately 20m depth, overlying transitional and sulphide facies mineralization, but remains open along strike with significant potential to explore along the delineated strike-extensive gold-in-soil trends.

Coffee – Exploration Drilling Highlights


Kazaar
1 g/t Au 6m
Kona North
2.4 g/t Au 50m
Latte West
3.1 g/t Au 5m
Sumatra
5.3 g/t Au 9.1m
Macchiato
5.4 g/t Au 5m
Supremiato
4.5 g/t Au 15m
Cappuccino
6.6 g/t Au 5m
Americano
2.7 g/t Au 29m
Supremo T8-9
3 g/t Au 12.2m
Arabica
8 g/t Au 5m
Supremo
Kona
Latte
Double Double
Resource Area
Sugar
2.3 g/t Au 8m
>30 ppb Au in soils
Mineral reserve &
planned pit shell
1 km
Espresso
1.1 g/t Au 21.3m
Dolce
3.2 g/t Au 13.7m
Coffee Property - 50 km across

[Coffee - Exploration Drilling Highlights]

Representative results from Coffee are shown in the table below. Full drill results and drill co-ordinates are available at the following:
[Coffee - Drill Results]
[Coffee - Drill Co-Ordinates]

RC drilling

HoleID	Prospect	From (m)	To (m)	Intercept (m)	Au g/t
CFR1205S	Americano	27.43	36.58	9.15	2.60
CFR1219S	Espresso	59.44	60.96	1.52	1.88
CFR1219S	Espresso	89.92	92.96	3.04	1.07
CFR1227	Supremiato	7.62	13.72	6.10	1.01
CFR1227	Supremiato	114.30	123.44	9.14	4.79
CFR1228	including	117.35	120.40	3.05	11.10
CFR1229	Supremiato	92.96	105.16	12.2	3.74
CFR1230	Supremiato	30.48	45.72	15.24	4.52
CFR1248	Supremo T8-9	118.87	121.92	3.05	2.89
CFR1248	Supremo T8-9	140.21	152.40	12.19	3.03
CFR1248	Supremo T8-9	172.21	184.40	12.19	1.21
CFR1248	Supremo T8-9	192.02	195.07	3.05	3.56
CFR1250	Supremo T8-9	149.35	155.45	6.10	1.71
CFR1250	Supremo T8-9	163.07	182.88	19.81	0.94
CFR1252	Supremo T8-9	121.92	129.54	7.62	0.71
CFR1252	Supremo T8-9	137.16	153.92	16.76	1.28

Core drilling

HoleID	Prospect	From (m)	To (m)	Intercept	Au g/t
CFD0624	Arabica	71	76	5	8.01
CFD0624	Arabica	124	138	14	2.17
CFD0624	Arabica	186	187	1	7.08
CFD0624	Arabica	211	217	6	1.94

LATAM - ARGENTINA

Cerro Negro

During the fourth quarter of 2016, drilling at the Emilia and Mariana Norte Este-B vein systems was focused on resource conversion, while drilling at the Eureka W and Evita vein systems was focused on expansion of resources along strike and at depth. Drilling was also initiated at the new Silica Cap target where three holes were completed and encouraging results were returned prior to year-end. Condemnation drilling was also completed to support the construction of a wind farm. A summary of drilling completed in during the fourth quarter is presented below:

Target	Number of holes	Metres
Emilia	15	6,494.00
MNE-B	12	4,445.00
Eureka W	6	3,152.30
Evita	5	1,621.50
Silica Cap	5	1,838.80
Wind Farm	8	1,994.30
Total	51	19,545.90



Cerro Negro – Site Target Map
San Marcos area
Marianas area
El Retiro
Eureka
Tapera
Emilia
Plant site
Evita
Mariana Sur
Maceta
Sinter
Vein Zone
Campamento E
Silica Cap
Bajo Negro
Main Exploration Targets
Known ore deposit
Post mineral units
Pre-mineral units (potential host rock)
5km
N

Cerro Negro - Site Target Map

Emilia Vein System

Drilling at the Emilia vein system was designed to infill newly defined resources by completing five-spot infill holes on 50 by 50m grids. Fifteen holes totaling 6,494m were completed and concentrated on the southeast dipping ore shoot that had been defined earlier in 2016. Additional potential was highlighted about 120m to the southeast of current resources; however, in this direction the system becomes more structurally complex and further analysis and interpretation are required.

Cerro Negro – Emilia Vein (Longitudinal Section)


PHREATIC BRECCIA
& FELSIC TUFFS
1.99 m @ 38.94 g Au/t
6.74 m @ 4.26 g Au/t
2016 EXPANSION
Az Long 90
Az Long 140
0
200
meters
GRADE X THICKNESS (Aueq)
> 5 gr x m
> 10 gr x m
> 25 gr x m
> 50 gr x m
> 100 gr x m
PROYECTO CERRO NEGRO

[Cerro Negro - Emilia Vein]

Mariana Norte Este B

Drilling at Mariana Norte Este B was designed to support conversion of resources as well as resource expansion with 12 holes totaling 4,445m completed. A 150m step out drill hole to the east (MDD-16089) intercepted mineralization (6.88m @ 25.94g/t Au), demonstrating that the system remains open along this trend. Expansion of the resource in this direction will be a priority during 2017.

Cerro Negro – Mariana Norte Este B (Longitudinal Section)


7.21 m @ 19.94 g Au/t
3.42 m @ 13.92 g Au/t
2016 EXPANSION
6.88 m @ 25.94 g Au/t
GRADE X THICKNESS (Aueq)
> 5 gr x m
> 10 gr x m
> 25 gr x m
> 50 gr x m
> 100 gr x m
0
200
meters
Az Vein 105°
Az Vein 60°
Az Vein 95°

[Cerro Negro - Mariana Norte Este B Vein]

Eureka W

The objective of drilling at Eureka W was to test the extension of the system to the west and at depth with 50m step-outs. Six holes totaling 3,152m were completed. Apart from an infill result, the step-out drilling returned lower grades than anticipated. Results for the deepest holes are pending.

Cerro Negro – Eureka W Vein (Longitudinal Section)


NW
SE
LA MATILDE FORMATION
8.32 m @ 7.37 g Au/t
2016 drilling program
0
200
meters
GRADE X THICKNESS (Aueq)
> 5 gr x m
> 10 gr x m
> 25 gr x m
> 50 gr x m
> 100 gr x m

[Cerro Negro - Eureka Vein]

Evita

Five holes totaling 1,622m were drilled at Evita in the fourth quarter. The drilling targeted previous, isolated high grade intercepts in a vein branch at the southeast of the Eureka W system. The drilling was not successful in expanding this mineralization and no further work is planned.

San Marcos

The gold assay results for one hole completed at San Marcos in the third quarter were returned. SDD-16006 confirmed mineralization is open to the east; drilling in this area will be a focus for 2017.

Cerro Negro – San Marcos Vein (Longitudinal Section)



W
E
6.67 m @ 18.96 g Au/t
2016 EXPANSION
GRADE X THICKNESS (Aueq)
> 5 gr x m
> 10 gr x m
> 25 gr x m
> 50 gr x m
> 100 gr x m
0
200
meters

Cerro Negro - San Marcos

Representative results from Cerro Negro are shown in the table below. Full drill results and drill co-ordinates are available at the following:

Cerro Negro - Drill Results

Cerro Negro - Drill Co-Ordinates

Hole ID	Deposit	From (m)	To (m)	Intercept (m)	True Width (m)	Au g/t	Ag g/t
MDD-16090	Emilia	438.35	440.85	2.50	1.99	38.94	131.30
	including				0.70	104.50	
MDD-16103	Emilia	419.50	424.90	5.40	4.45	1.44	6.11
MDD-16108	Emilia	385.65	390.90	5.25	3.95	8.10	82.82
MDD-16117	Emilia	325.90	326.80	0.90	0.70	5.30	38.00
MDD-16120	Emilia	481.80	489.80	8.00	6.74	4.26	2.16
EDD-16001	Eureka W	405.90	416.00	10.10	8.32	7.37	64.42
EDD-16010	Eureka W	561.35	564.00	2.65	1.00	1.70	1.65
MDD-16089	MNEB	459.50	469.60	10.10	6.88	25.94	102.60
	including				2.75	34.25	
MDD-16113	MNEB	458.45	461.75	3.30	2.15	4.42	20.58
MDD-16115	MNEB	365.20	368.20	3.00	2.10	14.07	37.03
MDD-16115	MNEB	372.40	382.90	10.50	7.21	19.94	105.53
MDD-16122	MNEB	445.25	448.75	3.50	2.58	2.56	8.19
SDD-16006	San Marcos	368.00	377.90	9.90	6.67	19.70	131.48

Regional Exploration

Maiden drilling was completed at the new Silica Cap target with three holes totaling 1,839m. Silica Cap is a northwest-trending zone of silica and argillic alteration 10.5km southeast of the Mariana Central area and 3.6km south of the processing plant. The zone is approximately 1.2km long and 50 to 150m wide and is characterized by structurally controlled, strata-bound, silica-flooded ignimbrite.

The target area is coincident with a topographic high, the Cerro Negro that gives the project its name. Surface sampling and scout drilling by previous operators defined anomalous Au mineralization in the area but were not successful in defining a consistently mineralized system. The current exploration approach was to test the alteration zone at a depth equivalent to the elevation of the Bajo Negro vein system and coincident with the interpreted boiling point of the epithermal system where gold was precipitated.

Intercept points from the first three drill holes indicate the structure – defined by intercepts of colloform and vuggy silica, and mineralized hydrothermal breccias – was potentially intercepted obliquely, so that true width may be significantly lower than length of the drilled intercepts. The results encourage further exploration and Silica Cap will be a priority exploration target in 2017. Step-outs of 50, 100, and 300m are planned in order to test the size potential of this new zone.

Results received in the fourth quarter are presented below:

Hole	Target	From (m)	To (m)	Interval (m)	True Thickness (m)	Au g/t	Ag g/t
SCDD-16001	Silica Cap	151.80	154.75	2.95	-	19.28	38.44
		364.45	383.45	19.00	-	2.36	5.24
		437.75	456.85	19.10	-	5.61	7.84
SCDD-16003		274.25	278.30	4.05	-	10.60	6.96

A geochemical orientation survey over known targets was conducted to determine if Mobile Metal Ion technology can be utilized to explore beneath barren cover. Regolith sampling was completed along two lines across covered portions of the Mariana Norte Este B and San Marcos veins. Analytical results are pending.


Cerro Negro – Silica Cap Vein
SILICA CAP TARGET
CROSS SECTION
SILICA CAP
Strong silica - clay alteration
SW
NE
2.95 m* @ 19.28 g Au/t
4.05 m* @ 10.6 g Au/t
19 m* @ 2.36 g Au/t
19.1 m* @ 5.61 g Au/t
* apparent thickness
IGNIMBRITE
CRISTAL LITHIC TUFF
REFERENCES
Quartz vein breccia
100 m

[Cerro Negro - Silica Cap Vein]

LATAM – MEXICO

Peñasquito

Exploration work in the fourth quarter of 2016 focused on the evaluation of the near-mine, Puente and La Palma targets, drill testing of the Saltillito project, and the commencement of a regional target generation study. Exploration at Santa Rosa remains on hold pending negotiation of access with local communities. A summary of drilling completed in the fourth quarter is presented below:

Target	Number of holes	Metres
La Palma/Puente	17	8,202.70
Condemnation	7	3,748.70
Satillito	4	1,964.00
Total	28	13,915.40

Mine Exploration

Seventeen holes totaling 8,203m were drilled at the near-mine target La Palma in the fourth quarter. La Palma consists of relatively shallow oxide mineralization east of the Peñasco pit.

Drilling of the Puente target, shallow oxide mineralization between the Chile Colorado deposit and the Peñasco pit, was completed in the third quarter of 2016 and confirmed some extension of mineralization northward from the Chile Colorado deposit; however, a complete link between Chile Colorado and Peñasco pit was not established.

Results for drilling at the Puente and La Palma targets were received in the third quarter and preliminary geologic modelling was completed in the fourth quarter. The results indicate

polymetallic mineralization with grades similar to or lower than current run of mine; these results will be incorporated into an updated resource model to determine economic viability. Representative results returned from the Puente and Palma targets are shown in the table below. Full drill results and drill co-ordinates are available at the following:

Peñasquito - Drill Results
Peñasquito - Drill Co-Ordinates

Hole	Target	From (m)	To (m)	Width (m)	Au g/t	Ag g/t	Zn (%)	Pb (%)	Cu (%)
GPI-268-16	Puente	136.00	284.00	148.00	1.07	7.90	0.16	0.03	0.03
	Incl.	*152.00*	*154.00*	*2.00*	*5.82*	*4.70*	*0.19*	*0.01*	*0.05*
		390.00	400.00	10.00	0.58	22.30	0.16	0.03	0.04
		410.00	425.50	15.50	0.55	17.00	0.24	0.02	0.03
GPI-270-16	Puente	12.00	30.00	18.00	0.32	26.40	0.31	0.17	0.11
		78.00	351.00	273.00	0.43	10.60	0.49	0.01	0.07
	Incl.	*118.00*	*120.00*	*2.00*	*0.80*	*406.00*	*0.31*	*0.06*	*1.06*
GP-677-16	La Palma	296.00	306.00	10.00	0.62	24.90	0.22	0.20	0.02
		356.00	368.00	12.00	1.08	72.27	1.44	1.03	0.06
		540.00	550.00	10.00	0.13	41.62	1.24	0.23	0.07
GP-680-16	La Palma	282.00	374.00	92.00	0.97	52.90	0.61	0.54	0.03
	Incl.	*284.00*	*286.00*	*2.00*	*9.20*	*468.00*	*1.77*	*3.07*	*0.19*
	Incl.	*286.00*	*288.00*	*2.00*	*5.48*	*437.00*	*2.08*	*4.68*	*0.21*
	Incl.	*292.00*	*294.00*	*2.00*	*10.70*	*308.00*	*2.79*	*1.56*	*0.06*
		520.00	530.00	10.00	0.04	29.56	0.73	0.07	0.04
		568.00	600.00	32.00	0.05	29.66	0.97	0.49	0.03



Peñasquito – Near Mine Exploration Targets

[Peñasquito - Near Mine Exploration](#)

Saltillito

The Saltillito project is a regional target located 80km east of the Peñasquito mine. Maiden drilling was completed in the fourth quarter with four holes totaling 1,964m. The objective was to test a system of northeast trending, mineralized andesite and granodiorite dykes and a coincident IP geophysical anomaly. The results did not return economic intersections and therefore no further drilling is planned.

Los Lobos

In the first quarter of 2017 reconnaissance work will commence on the Los Lobos target area, a regional target 50km south of the Peñasquito mine.

Regional Exploration

A target generation study extending across Goldcorp holdings in the Peñasquito area commenced in the fourth quarter of 2016. The initial phase, covering a 50km by 30km block centered over the Peñasquito and Concepción del Oro districts will be completed in the first quarter of 2017. Work has thus far included data compilation and acquisition, field studies, and geochemical orientation surveys. The objective of the study is to establish a portfolio of exploration targets for follow-up during 2017.

Peñasquito – Regional Exploration Targets



Noche Buena
Peñasquito
El Aguila
Santa Rosa
El Cardito
Los Lobos
Camino Rojo
N
0
20km
Stratigraphy
Quaternary cover
Tertiary sands, gravels, tuffs and basalt flows
Tertiary intrusions
Cretaceous limestones and calcareous siltstones
Jurassic limestones
Peñasquito Mine
Exploration Projects

[Peñasquito - Regional Exploration Targets](#)

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

"Scientific and technical information in this press release relating to exploration results was reviewed and approved by Sally Goodman, PhD, PGeo, Director, Generative Geology for Goldcorp, and a "qualified person" as defined by NI 43-101. Information on data verification performed on the mineral properties mentioned in this news release that are considered to be material mineral properties to the Company are contained in Goldcorp's most recently filed annual information form and the current technical report for each of those properties, all available at www.sedar.com."

Quality Assurance/Quality Control

Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates into the core, reverse circulation sample strings. The results of the control samples are evaluated on a regular basis with batches re-analysed and/or resubmitted as needed. All results stated in this announcement have passed Goldcorp's quality assurance and quality control ("QA/QC") protocols.

Footnote
1. Refer to the Investor Day 2017 presentation for further detail: http://platformwebcast.com/Goldcorpinvest2017/

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold and other by-product metals, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold and other by-product metals price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which Goldcorp does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to international operations including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other by-product metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; risks related to the integration of acquisitions; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information, please contact:
INVESTOR CONTACT
Lynette Gould
Director, Investor Relations
Goldcorp Inc.
Telephone: (604) 695-1446
Fax: (604) 696-3001
E-mail: info@goldcorp.com
www.goldcorp.com

MEDIA CONTACT
Christine Marks
Director, Corporate Communications
Goldcorp Inc.
Telephone: (604) 696-3050
E-mail: media@goldcorp.com
www.goldcorp.com